Exhibit 19

PROVIDENT FINANCIAL HOLDINGS, INC.

POLICY AND PROCEDURES GOVERNING TRADING IN SECURITIES

AND

CONFIDENTIALITY OF INSIDE INFORMATION

FOR OFFICERS AND DIRECTORS

SUMMARY. The Securities and Exchange Commission ("SEC") and private attorneys have been, and continue to be, active in the enforcement of the insider trading laws. Congress has recently expanded the authority of the SEC and the Justice Department in adopting the Insider Trading and Securities Fraud Enforcement Act. This Act, not only increases the penalties for insider trading and imposes additional penalties on publicly held companies if they do not develop policies and procedures to insure that such violations do not occur. The purpose of this policy statement is to avoid even the appearance of improper conduct on the part of anyone employed by or associated with our company. It also includes the special restrictions that are applicable to officers and directors in connection with trades in the stock of Provident Financial Holdings, Inc. ("Corporation").

MATERIAL NONPUBLIC INFORMATION. As officers, directors and employees of a financial institution and a publicly traded company, we have a legal obligation to maintain the confidentiality of nonpublic information obtained in the course of our business. This obligation extends to all employees at our institution (collectively, personnel). This obligation precludes the use by personnel for direct or indirect personal gain or profit, of nonpublic information (also known as inside information) received in connection with our business activities.

Moreover, the use of material nonpublic information in securities transactions (insider trading) or the communication of such information to others who use it in securities trading (tipping) may violate the federal securities laws. Such violations are likely to result in harsh consequences for the individuals involved, including exposure to investigations by the SEC, criminal and civil prosecution, disgorgement of any profits realized or losses avoided through use of the nonpublic information, penalties of up to $5 million or three times such profits or losses, whichever is greater, and exposure to additional liability in private actions. Further, insider trading violations expose the Corporation, its directors, officers and other personnel acting in supervisory capacities to civil liabilities and penalties for the actions of employees under their control who engage in insider trading violations.

The Corporation, therefore, has adopted the following policies and procedures to assure that material nonpublic information will not be used by officers and directors in securities transactions, that such persons comply with federal and state securities laws restricting trading in the Corporation’s securities and that the confidentiality of information we receive in the course of our business is maintained. These policies and procedures also apply to securities transactions by individuals who reside in the same household with officers and directors. Strict compliance with these policies and procedures is expected of all officers and directors and members of their households, and any infringement thereof may result in sanctions, up to and including termination of employment.

1.

THE BASIC POLICY - No trading by officers and directors or members of their households (i) during the period beginning two weeks prior to the end of the fiscal quarter or year and continuing until 48 hours after the release of earnings for such period, and (ii) while they possess material nonpublic information concerning either the Corporation or any other company with which the Corporation has business dealings.

No officer or director of the Corporation may purchase or sell any security issued by the Corporation during the period beginning two weeks prior to the end of the fiscal quarter or the fiscal year end and continuing until 48 hours after the release the Corporation’s earnings for such period.

No person associated with the Corporation may purchase or sell any security, whether or not issued by the Corporation or a company with which the Corporation has a business relationship, while such person possesses material nonpublic information concerning such security. As a corollary to this policy, any person with knowledge of material nonpublic information acquired in the course of the Corporation’s business may not communicate to any other person any such information if he or she has reason to believe that the information may be improperly used in connection with securities trading. Unless otherwise expressly provided, this policy and these procedures apply to members of households of personnel.

"Material information" means information relating to  any company with publicly traded securities (including but not limited to the Corporation), its business operations or securities, the public dissemination of which would likely affect the market price of any of its securities, or which would likely be considered important by a reasonable investor in determining whether to buy, sell, or hold such securities. While it is impossible to list all types of information that might be deemed material under particular circumstances, information dealing with the following subjects is often found material:  earnings estimates; dividends; acquisitions, including mergers and tender offers; sales of substantial assets; changes in debt ratings; significant write-downs of assets or additions to reserves for bad debts or contingent liabilities; liquidity problems, extraordinary management developments; public offerings; major price or marketing changes; labor negotiations; and significant litigation or investigations by governmental bodies. Information about a company generally is not material if its public dissemination would not have an impact on the price of the company’s publicly traded securities.

Information that has not been disclosed to the public generally is nonpublic. To show that information is public, you should be able to point to some evidence that it is widely disseminated. Information would generally be deemed widely disseminated if it has been disclosed, for example, in the Dow Jones broad tape; news wire services such as AP, UPI, or Reuters; radio or television; newspapers or magazines; or widely circulated public disclosure documents filed with the SEC, such as prospectuses or proxies.

"Nonpublic information" includes information available only to a select group of analysts, brokers, or institutional investors and undisclosed facts that are the subject of rumors, even if the rumors are widely circulated.

No purchase or sale of a security may be effected by any personnel or members of their households until at least 48 hours after the publication of the material nonpublic information that the Corporation possessed.

2.PROHIBITION OF SHORT-TERM TRADING IN THE SECURITIES

The Corporation has a policy against short-term trading by personnel and members of their households in the securities of the Corporation or our customers, including short sales of, and options for, such securities. Personnel and members of their households who purchase securities of the Corporation or a customer are expected to retain such securities for at least six months. Sale of such securities prior to the expiration of the six-month period will be deemed an infringement of this policy unless such sale has been approved by the appropriate officer based upon a significant and unexpected change in the financial circumstances of the purchaser, such as that occasioned by the death or serious illness of a family member or other substantial justification subject to the limitations on purchases and sales by officers and directors outlined in Section 3 below.

3.	ADDITIONAL RESTRICTIONS APPLICABLE TO EXECUTIVE OFFICERS AND DIRECTORS

A.RESALE RESTRICTIONS

The Securities Act of 1933 requires every person who offers or sells securities to register such securities with the SEC unless an exemption from registration is available. An exemption frequently relied upon by executive officers and directors for public sales of securities of their companies is Rule 144 under the 1933 Act. The rule is available for public sales by any person of "restricted securities" (i.e., securities acquired in a private offering or certain other types of exempt offerings) and for sales by controlling persons (known as "affiliates") of any securities, whether restricted or unrestricted.

Requirements of Rule 144. Rule 144 contains five conditions, although the applicability of some of these conditions will depend on the circumstances of the sale:

1.	Current Public Information. Current information about the Corporation must be publicly available at the time of sale. The Corporation’s periodic reports filed with the SEC ordinarily satisfy this requirement.
2.	Holding Period. Restricted securities must be held and fully paid for by the seller for a period of six months prior to sale. The holding period requirement, however, does not apply to securities held by affiliates that were acquired either in the open market or in a public offering of securities registered under the 1933 Act. In some cases, such as those involving gifts or bequests, the holding period of another person can be "tacked" to the seller’s holding period for computation purposes.
3.	Volume Limitations. The amount of securities which can be sold during any three-month period cannot exceed the greater of (i) one percent of the outstanding shares of the class,

or (ii) the average weekly reported trading volume for shares of the class during the four calendar weeks preceding the filing of the notice of sale referred to below.
4.	Manner of Sale. The securities must be sold in unsolicited brokers’ transactions or directly to a market-maker.
5.	Notice of Sale. The seller must file a notice of the proposed sale with the SEC at the time the order to sell is placed with the broker, unless the amount to be sold neither exceeds 5,000 shares nor involves sale proceeds greater than $50,000.

Exception to Rule. The foregoing conditions do not have to be complied with by holders of restricted securities who have held (and fully paid for) their restricted shares for at least three years and who were not affiliates during the three months preceding the sale under the rule.

Treatment of Gifts. Bona fide gifts are not deemed to involve sales of stock, so they can be made at any time without limitation on the amount of the gift. Donees who receive restricted securities from an affiliates generally will be subject to the same restrictions under Rule 144 that would have applied to the donor for a period of up to two years following the gift, depending on the circumstances.

B.PRIVATE SALES

Directors and officers also may sell securities in a private transaction. Although there is no statutory provision or SEC rule expressly dealing with private sales, the general view is that such sales can safely be made by affiliates if the party acquiring the securities understands he is acquiring restricted securities that must be held for at least two years before the securities will be eligible for resale to the public under Rule 144. It is recommended that you consult with counsel prior to engaging in any private sale of the Corporation’s securities.

C.RESTRICTIONS ON PURCHASES OF COMPANY SECURITIES

In order to prevent market manipulation, the SEC has adopted Rules 10b-6 and 10b-18 under the 1934 Act. Rule 10b-6 generally prohibits the Corporation or any of its affiliates from buying the Corporation’s stock in the open market during certain periods while a public offering is taking place. Rule 10b-18 sets forth guidelines for purchases of the Corporation’s stock by the Corporation or its affiliates while a stock repurchase program is occurring. While the guidelines are optional, compliance with them provides immunity from a stock manipulation charge. You should consult with the Corporation if you desire to make purchases of the Corporation’s stock during any period that the Corporation is making a public offering or buying stock from the public.

D.DISGORGEMENT OF PROFITS ON SHORT-SWING TRANSACTIONS

Section 16 of the 1934 Act applies to directors and executive officers of the Corporation and to any person owning more than ten percent of any registered class of the Corporation’s equity securities. It is intended to deter such persons (collectively referred to below as "insiders") from misusing confidential information about their companies for personal trading gain. The general effect of Section 16 is to restrict the trading activities of insiders with respect to the securities of their companies by requiring public disclosure under Section 16(a) of their trades, permitting the recovery under Section 16(b) of any profits realized by them on certain transactions, and prohibiting them under Section 16(c) from engaging in short sales. The methods employed by Section 16 are separately discussed below.

Recovery of Short-Swing Profits. Under 16(b), any profit realized by an insider on a "short-swing" transaction (i.e., a purchase and sale, or sale and purchase, of the Corporation’s equity securities within a period of less than six months) must be disgorged to the Corporation upon demand by the Corporation or a stockholder acting on its behalf. By law, the Corporation cannot waive or release any claim it may have under Section 16(b), or enter into an enforceable agreement to provide indemnification for amounts recovered under the section.

Strict Liability Provision. Liability under Section 16(b) is imposed in a mechanical fashion without regard to whether the insider intended to violate the section. Good faith, therefore, is not a defense. All that is necessary for a successful claim is to show that the insider realized profits on a short-swing transaction. When computing recoverable profits on multiple purchases and sales within a six month period, the courts maximize the recovery by matching the lowest purchase price with the highest sale price, the next lowest purchase price with the next highest sale price, and so on. The use of this method makes it possible for an insider to sustain a net loss on a series of transactions while having recoverable profits.

Broad Application. The terms "purchase" and "sale" are construed under Section 16(b) to cover a broad range of transactions, including acquisitions and dispositions in tender offers and certain corporate reorganizations. Moreover, purchases and sales by an insider may be matched with transactions by any person (such as certain family members) whose securities are deemed to be beneficially owned by the insider.

Limitations on Liability. The SEC has mitigated the impact of Section 16(b) in some situations by providing exemptions from liability (such as those for transactions under certain employee benefit plans (as in the case of exercises of stock options), Further, the courts have indicated that it is permissible for insiders to structure their transactions to avoid the application of Section 16(b). We suggest that before engaging in any transaction involving the Corporation’s equity securities, directors and executive officers consult with Donavon P. Ternes to discuss the potential applicability of Section 16(b).

E.PROHIBITION ON SHORT SALES

Under Section 16(c), insiders are prohibited from effecting "short sales" of the Corporation’s equity securities. A "short sale" is one involving securities which the seller does not own at the time of sale, or, if owned, are not delivered within 20 days after the sale or deposited in the mail or other usual channels of transportation within five days after the sale.

4.	MAINTENANCE OF CONFIDENTIALITY OF NONPUBLIC INFORMATION OBTAINED FROM CUSTOMERS

All personnel are expected to maintain the confidentiality of nonpublic information received by the Corporation in its business dealings or otherwise. Disclosure of such information to persons outside the Corporation, whether or not in the form of a recommendation to purchase or sell the securities of the Corporation or a customer or the securities of any other publicly traded company with respect to which the Corporation has nonpublic information, is prohibited. You should not discuss confidential information within the hearing range of outsiders, including friends and relatives. It is particularly important to exercise care and refrain from discussing nonpublic information in public places, such as elevators, trains, taxis, airplanes, lavatories, restaurants, and other places where the discussions might be overheard.

5.OTHER

All questions relating to this policy should be addressed to Donavon P. Ternes, President of the Corporation.

ACKNOWLEDGMENT AND AGREEMENT

The undersigned hereby acknowledges receipt of the Corporation’s "Policy and Procedures Governing Trading in Securities and Confidentiality of Inside Information."

The undersigned has read and understands such policy and agrees to be governed by such policy at all times in connection with the purchase and sale of securities and the confidentiality of nonpublic information.

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